Genetic Technologies Limited

60-66 Hanover Street

Fitzroy

Victoria 3065 Australia

May 21, 2020

EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Genetic Technologies Limited
Registration Statement on Form F-1
File No. 333-235542

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Genetic Technologies Limited (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 9:00 am., Eastern Time, on May 26, 2020, or as soon thereafter as possible.

The Company hereby acknowledges the following:

●	that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Genetic Technologies Limited

By:	/s/ Dr. Jerzy Muchnicki
Title:	Interim Chief Executive Officer